SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 28 April 2009

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

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BP p.l.c. Group results First quarter 2009

London 28 April 2009

FOR IMMEDIATE RELEASE

				First
	First	Fourth	First	quarter
	quarter	quarter	quarter	2009 vs
	2009	2008	2008	2008
$ million
Profit (loss) for the period(a)	2,562	(3,344)	7,094
Inventory holding (gains) losses, net of tax	(175)	5,931	(863)
Replacement cost profit	2,387	2,587	6,231	(62)%

- per ordinary share (cents)	12.75	13.93	33.01	(61)%
- per ADS (dollars)	0.77	0.84	1.98

  BP's first-quarter replacement cost profit was $2,387 million, compared with $6,231 million a year ago, a decrease of 62%.

  Non-operating items and fair value accounting effects for the first quarter had a net $194 million unfavourable impact compared to a net $4 million unfavourable impact in the first quarter of 2008 - see further details on page 2.

  Finance costs and net finance income or expense relating to pensions and other post-retirement benefits were $368 million for the first quarter, compared to $246 million for the same period last year. This net increase in costs was primarily due to a reduction in the expected return on pension plan assets.

  The effective tax rate on replacement cost profit for the quarter was 37.5%, compared to 37.0% for the same period last year.

  Net cash provided by operating activities for the quarter was $5.6 billion compared with $10.9 billion a year ago.

  Net debt at the end of the quarter was $26.7 billion. The ratio of net debt to net debt plus equity was 23% compared with 19% a year ago.

  Total capital expenditure for the first quarter was $4.6 billion. Capital expenditure, excluding acquisitions and asset exchanges, is expected to be less than $20 billion for the year. Disposal proceeds were $0.3 billion for the quarter.

  The quarterly dividend, to be paid in June, is 14 cents per share ($0.84 per ADS) compared with 13.525 cents per share a year ago, an increase of 4%. In sterling terms, the quarterly dividend is 9.584 pence per share, compared with 6.830 pence per share a year ago, an increase of 40%.

(a)	Profit (loss) attributable to BP shareholders.

The commentaries above and following are based on replacement cost profit and should be read in conjunction with the cautionary statement on page 17.

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Analysis of replacement cost profit before interest and tax and reconciliation to profit for the period

	First	Fourth	First
	quarter	quarter	quarter
	2009	2008	2008
$ million
Exploration and Production	4,320	4,756	10,072
Refining and Marketing	1,090	416	1,249
Other businesses and corporate	(761)	(680)	(213)
Consolidation adjustment(a)	(405)	633	(784)
RC profit before interest and tax(b)	4,244	5,125	10,324

Finance costs and net finance income or expense relating to
pensions and other post-retirement benefits	(368)	(251)	(246)
Taxation on a replacement cost basis	(1,454)	(2,145)	(3,729)
Minority interest	(35)	(142)	(118)
Replacement cost profit attributable to BP shareholders	2,387	2,587	6,231

Inventory holding gains (losses)	254	(8,788)	1,326
Taxation (charge) credit on inventory holding gains and losses	(79)	2,857	(463)
Profit for the period attributable to BP shareholders	2,562	(3,344)	7,094

(a)

The consolidation adjustment for the first quarter is the outcome of higher margins and volumes; in the fourth quarter of 2008 it was impacted by a significant fall in prices; in the first quarter of 2008 it was impacted by higher volumes.

(b)	Replacement cost profit reflects the replacement cost of supplies. For further information see page 14.

Total of non-operating items and fair value accounting effects(a)(b)

	First	Fourth	First
	quarter	quarter	quarter
	2009	2008	2008
$ million
Exploration and Production	469	497	(635)
Refining and Marketing	(459)	(228)	710
Other businesses and corporate	(321)	(301)	(81)
	(311)	(32)	(6)
Taxation credit (charge)(c)	117	14	2

	(194)	(18)	(4)

(a)	An analysis of non-operating items by type is provided on page 15 and an analysis by region is shown on pages 5, 7 and 8.
(b)	Information on fair value accounting effects is non-GAAP. For further details, see page 16.
(c)	Tax is calculated using the quarter's effective tax rate on replacement cost profit .

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Per share amounts

	First	Fourth	First
	quarter	quarter	quarter
	2009	2008	2008
Per ordinary share (cents) (a)
Profit (loss) for the period	13.69	(17.62)	37.58
RC profit for the period	12.75	13.93	33.01

Per ADS (dollars) (a)
Profit (loss) for the period	0.82	(1.06)	2.25
RC profit for the period	0.77	0.84	1.98

(a)	See Note 4 on page 20 for details of the calculation of earnings per share.

Net debt ratio - net debt: net debt + equity

	First	Fourth	First
	quarter	quarter	quarter
	2009	2008	2008
$ million
Gross debt	34,698	33,204	29,871
Less: fair value asset (liability) of hedges related to finance debt	(323)	(34)	1,234
	35,021	33,238	28,637
Cash and cash equivalents	8,360	8,197	4,820
Net debt	26,661	25,041	23,817
Equity	91,179	92,109	99,165
Net debt ratio	23%	21%	19%

Net debt and net debt ratio are non-GAAP measures. Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt, for which hedge accounting is claimed. The derivatives are reported on the balance sheet within the headings 'Derivative financial instruments'. We believe that net debt and net debt ratio provide useful information to investors. Net debt enables investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. The net debt ratio enables investors to see how significant net debt is relative to equity from shareholders.

Dividends

Dividends Payable

BP today announced a dividend of 14 cents per ordinary share to be paid in June. Holders of ordinary shares will receive 9.584 pence per share and holders of American Depositary Receipts $0.84 per ADS. The dividend is payable on 8 June 2009 to shareholders on the register on 15 May 2009. Participants in the Dividend Reinvestment Plan (DRIP) or the DRIP facility in the US Direct Access Plan will receive the dividend in the form of shares, also on 8 June 2009.

Dividends Paid	First	Fourth	First
	quarter	quarter	quarter
	2009	2008	2008

Dividends paid per ordinary share
cents	14.000	14.000	13.525
pence	9.818	8.705	6.813
Dividends paid per ADS (cents)	84.00	84.00	81.15

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Exploration and Production

$ million	First	Fourth	First
	quarter	quarter	quarter
	2009	2008	2008
Profit before interest and tax(a)	4,286	4,497	10,054
Inventory holding (gains) losses	34	259	18
Replacement cost profit before interest and tax	4,320	4,756	10,072

By region
US	1,143	1,299	3,085
Non-US	3,177	3,457	6,987
	4,320	4,756	10,072

(a)	Includes profit after interest and tax of equity-accounted entities.

The replacement cost profit before interest and tax for the first quarter was $4,320 million, a decrease of 57% compared with the first quarter of 2008. This decrease was primarily due to lower realizations and lower earnings from equity-accounted entities, primarily TNK-BP due to lower prices and the effect of lagged tax reference prices. This was partly offset by significantly lower costs, the impact of higher reported volumes and a strong contribution from the gas marketing and trading business. Unit production costs were 11% lower than in the first quarter of 2008.

Additionally, the result reflected a net non-operating gain of $311 million in the first quarter, which was mainly attributable to fair value gains on embedded derivatives. The corresponding quarter of 2008 contained a net non-operating charge of $376 million. In the first quarter, fair value accounting effects had a favourable impact of $158 million compared with an unfavourable impact of $259 million a year ago.

Reported production for the quarter was 4,016mboe/d, more than 2% higher than the first quarter of 2008. After adjusting for entitlement impacts in our production-sharing agreements (PSAs) and the effect of OPEC quota restrictions, production was more than 4% higher than the first quarter of 2008. This primarily reflects the ramp-up of production from major projects that started up in 2008. As previously indicated, we expect production in 2009 to be higher than 2008. The actual growth rate will depend on a number of factors, including the oil price and its impact on PSAs and OPEC quota restrictions. We expect the quarterly phasing of underlying production during the year to reflect the normal seasonal effects associated with turnaround activity in the second and third quarters.

In the Gulf of Mexico, production from Thunder Horse continued to ramp up during the quarter as wells in Thunder Horse North came onstream. In Russia, TNK-BP announced that it had commenced commercial production from the Urna and Ust-Tegus fields in the Uvat area of the Tyumen region.

On 3 March, Sonangol and BP announced the Leda oil discovery in ultra-deepwater Block 31, offshore Angola (BP 26.67% and operator). This is the seventeenth discovery made by BP in Block 31.

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Exploration and Production

$ million	First	Fourth	First
	quarter	quarter	quarter
	2009	2008	2008
Non-operating items
US	71	(318)	(8)
Non-US	240	562	(368)
	311	244	(376)

Fair value accounting effects(a)
US	208	11	(142)
Non-US	(50)	242	(117)
	158	253	(259)
Exploration expense
US	44	128	72
Non-US	75	111	221
	119	239	293

Production (net of royalties) (b)
Liquids (mb/d) (net of royalties) (c)
US	643	590	554
Europe	212	216	235
Russia	822	827	818
Rest of World	827	827	846
	2,504	2,460	2,453
Natural gas (mmcf/d) (net of royalties)
US	2,335	2,243	2,149
Europe	838	858	996
Russia	642	621	512
Rest of World	4,952	4,891	4,807
	8,767	8,613	8,464
Total hydrocarbons (mboe/d) (d)
US	1,046	976	925
Europe	357	365	406
Russia	933	934	906
Rest of World	1,680	1,670	1,676
	4,016	3,945	3,913

Average realizations(e)
Total liquids ($/bbl)	41.26	52.09	90.92
Natural gas ($/mcf)	3.63	5.08	5.88
Total hydrocarbons ($/boe)	31.40	40.94	62.27

(a)	These effects represent the favourable (unfavourable) impact relative to management's measure of performance. Further information on fair value accounting effects is provided on page 16.
(b)	Includes BP's share of production of equity-accounted entities.
(c)	Crude oil and natural gas liquids.
(d)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
(e)	Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.
Because of rounding, some totals may not agree exactly with the sum of their component parts.

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Refining and Marketing

	First	Fourth	First
	quarter	quarter	quarter
	2009	2008	2008
$ million
Profit (loss) before interest and tax(a)	1,417	(8,064)	2,573
Inventory holding (gains) losses	(327)	8,480	(1,324)
Replacement cost profit (loss) before interest and tax	1,090	416	1,249

By region
US	308	(735)	154
Non-US	782	1,151	1,095
	1,090	416	1,249

(a)	Includes profit after interest and tax of equity-accounted entities.

The replacement cost profit before interest and tax for the first quarter was $1,090 million compared with $1,249 million for the same period last year. The quarter's result included a net non-operating charge of $350 million, primarily relating to restructuring. This compares with a net non-operating gain of $609 million for the same period last year. In the first quarter, fair value accounting effects had an unfavourable impact of $109 million. A year ago, the impact was $101 million favourable.

Compared to the same quarter last year, the segment's performance was significantly better, with the benefits of improved operational and cost momentum more than offsetting the effects of a weaker environment. Despite the improved global refining indicator margins, actual refining margins were worse than the same quarter last year. Upgrading margins were particularly poor in the first quarter due to narrowing of the gasoline-distillate and light-heavy crude spreads, which adversely impacted our highly upgraded facilities. Petrochemicals margins and volumes were also significantly worse than a year ago. These environmental effects were more than offset by a substantially improved operational performance in refining, a very strong supply and trading contribution and significant cost improvements from our simplification and efficiency efforts and the absence of major restoration and repair costs.

In the first quarter, US refining margins returned to a modest premium relative to other regions and the unusual adverse impacts from prior-month pricing of domestic pipeline barrels, that impacted our fourth-quarter results, were not repeated. Consequently, the operational momentum from the restoration of our US refineries to full capability, combined with significantly lower costs from our simplification efforts and very strong supply and trading, delivered a much improved US result.

Outside the US, we did not see a repeat of the adverse foreign exchange impacts from the fourth quarter. Therefore, despite significantly lower refining and petrochemical margins, through good cost management and strong supply and trading performance, we delivered a similar performance to the first quarter of 2008 after adjusting for non-operating items and fair value accounting effects.

Refining throughput for the quarter was 2,246mb/d compared to 2,166mb/d for the same period a year ago. Solomon availability was nearly one percentage point above the fourth quarter of 2008 and more than four percentage points higher than the first quarter of 2008, the increases being driven primarily by improvements at the Texas City refinery.

The overall weak environment for marketing and petrochemicals is expected to continue. Refining margins were weak in March and the extent of seasonal demand factors will be a significant determinant of refining margins in the second quarter. Our refining availability is expected to remain higher than in 2008. Scheduled maintenance in the second quarter is expected to have a greater impact than in the first quarter.

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  Refining and Marketing

	First	Fourth	First
	quarter	quarter	quarter
$ million	2009	2008	2008
Non-operating items
US	(134)	43	774
Non-US	(216)	(206)	(165)
	(350)	(163)	609
Fair value accounting effects(a)
US	65	(91)	95
Non-US	(174)	26	6
	(109)	(65)	101
Refinery throughputs (mb/d)
US	1,164	1,063	1,076
Europe	783	697	775
Rest of World	299	272	315
Total throughput	2,246	2,032	2,166
Refining availability (%) (b)	92.3	91.4	88.0
Oil sales volumes (mb/d)
Refined products
US	1,402	1,435	1,455
Europe	1,529	1,564	1,565
Rest of World	617	667	692
Total marketing sales	3,548	3,666	3,712
Trading/supply sales	2,170	1,779	2,047
Total refined product sales	5,718	5,445	5,759
Crude oil	1,844	1,540	1,860
Total oil sales	7,562	6,985	7,619
Global Indicator Refining Margin ($/bbl) (c)
NWE	4.67	7.48	4.79
USGC	6.69	2.49	6.21
US Midwest	7.03	2.53	1.11
USWC	9.96	6.80	5.91
Singapore	2.51	5.16	4.76
BP Average	6.20	5.20	4.57
Chemicals production (kte)
US	713	579	1,036
Europe	788	612	969
Rest of World	1,119	1,196	1,531
Total production	2,620	2,387	3,536

(a)	These effects represent the favourable (unfavourable) impact relative to management's measure of performance. Further information on fair value accounting effects is provided on page 16.
(b)

Refining availability represents Solomon Associates' operational availability, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all planned mechanical, process and regulatory maintenance downtime.

(c)

The Global Indicator Refining Margin (GIM) is the average of regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP's particular refinery configurations and crude and product slate.

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Other businesses and corporate

	First	Fourth	First
	quarter	quarter	quarter
$ million	2009	2008	2008

Profit (loss) before interest and tax(a)	(800)	(729)	(193)
Inventory holding (gains) losses	39	49	(20)
Replacement cost profit (loss) before interest and tax	(761)	(680)	(213)

By region
US	(279)	(277)	(152)
Non-US	(482)	(403)	(61)
	(761)	(680)	(213)
Results include
Non-operating items
US	(116)	(115)	(49)
Non-US	(205)	(186)	(32)
	(321)	(301)	(81)

(a)	Includes profit after interest and tax of equity-accounted entities.

Other businesses and corporate comprises the Alternative Energy business, Shipping, the group's aluminium asset, Treasury (which includes interest income on the group's cash and cash equivalents), and corporate activities worldwide.

The replacement cost loss before interest and tax for the first quarter was $761 million, compared with a loss of $213 million a year ago. The net non-operating charge for the first quarter was $321 million, compared with a net charge of $81 million a year ago. The first-quarter loss, excluding non-operating items, was in line with the guidance provided in our 2008 full-year results announcement.

In Alternative Energy, we announced the completion of phase I of the 100MW Flat Ridge Wind Farm in Barber County, Kansas, US, a 50:50 joint venture between BP and Westar Energy, Inc. On 15 April, commercial operations commenced at the Fowler Ridge Wind Farm in Benton County, Indiana, the largest in the US Midwest at 400MW, where BP and Dominion are equal partners in a total capacity of approximately 300MW. BP's total net wind capacity (b)  as at the end of the first quarter was 678MW, compared to 172MW a year ago.

During the fourth quarter, we announced plans to refocus BP Solar's manufacturing activities in order to reduce unit costs and improve competitiveness. As part of this programme, module assembly will be phased out at Frederick, Maryland, in the US, and our cell manufacture and module assembly facilities in Madrid, Spain, will close.

Solar sales in the first quarter were 15MW, compared to 34MW in the same period in 2008, reflecting ongoing weak demand in the market.

On 18 February, our Biofuels business announced the formation of a 50:50 joint venture between BP and the  Verenium Corporation. Together the companies have agreed to commit $45 million in funding and assets to the joint venture to develop and commercialize cellulosic ethanol from non-food feedstocks.

(b)	Net wind capacity is the sum of the rated capacities of the assets/turbines that have entered into commercial operation, including BP's share of equity-accounted entities.

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Group income statement

	First	Fourth	First
	quarter	quarter	quarter
	2009	2008	2008
$ million
Sales and other operating revenues (Note 2)	47,296	61,477	87,745
Earnings from jointly controlled entities - after interest and tax	220	(876)	975
Earnings from associates - after interest and tax	285	167	225
Interest and other income	203	170	278
Gains on sale of businesses and fixed assets	81	156	925
Total revenues and other income	48,085	61,094	90,148

Purchases	30,777	49,860	62,389
Production and manufacturing expenses	6,107	7,427	6,799
Production and similar taxes (Note 3)	461	732	1,609
Depreciation, depletion and amortization	2,823	2,700	2,782
Impairment and losses on sale of businesses and fixed assets	137	1,616	40
Exploration expense	119	239	293
Distribution and administration expenses	3,349	3,745	3,896
Fair value (gain) loss on embedded derivatives	(186)	(1,562)	690
Profit (loss) before interest and taxation	4,498	(3,663)	11,650
Finance costs	318	369	406
Net finance expense (income) relating to pensions and
other post-retirement benefits	50	(118)	(160)
Profit (loss) before taxation	4,130	(3,914)	11,404
Taxation	1,533	(712)	4,192
Profit (loss) for the period	2,597	(3,202)	7,212
Attributable to
BP shareholders	2,562	(3,344)	7,094
Minority interest	35	142	118
	2,597	(3,202)	7,212
Earnings per share - cents (Note 4)
Profit (loss) for the period attributable to BP shareholders
Basic	13.69	(17.62)	37.58
Diluted	13.54	(17.62)	37.25

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Group statement of comprehensive income

	First	Fourth	First
	quarter	quarter	quarter
	2009	2008	2008
$ million
Profit (loss) for the period	2,597	(3,202)	7,212
Currency translation differences	(1,011)	(2,270)	778
Actuarial loss relating to pensions and other post-retirement benefits	-	(8,430)	-
Available-for-sale investments marked to market	74	(422)	(191)
Available-for-sale investments - recycled to the income statement	2	546	(5)
Cash flow hedges marked to market	(211)	(702)	74
Cash flow hedges - recycled to the income statement	239	30	(2)
Cash flow hedges - recycled to the balance sheet	71	23	(23)
Taxation	(82)	2,561	97
Other comprehensive income	(918)	(8,664)	728
Total comprehensive income	1,679	(11,866)	7,940
Attributable to
BP shareholders	1,668	(11,944)	7,818
Minority interest	11	78	122
	1,679	(11,866)	7,940

Group statement of changes in equity

	BP
	shareholders'	Minority	Total
	equity	interest	equity
$ million
At 31 December 2008	91,303	806	92,109

Total comprehensive income	1,668	11	1,679
Dividends	(2,619)	(111)	(2,730)
Share-based payments (net of tax)	121	-	121

At 31 March 2009	90,473	706	91,179

	BP
	shareholders'	Minority	Total
	equity	interest	equity
$ million
At 31 December 2007	93,690	962	94,652

Total comprehensive income	7,818	122	7,940
Dividends	(2,554)	(36)	(2,590)
Repurchase of ordinary share capital	(795)	-	(795)
Share-based payments (net of tax)	(42)	-	(42)

At 31 March 2008	98,117	1,048	99,165

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Group balance sheet

	31 March	31 December
	2009	2008
$ million
Non-current assets
Property, plant and equipment	103,316	103,200
Goodwill	9,770	9,878
Intangible assets	10,526	10,260
Investments in jointly controlled entities	14,846	23,826
Investments in associates	13,033	4,000
Other investments	915	855
Fixed assets	152,406	152,019
Loans	1,004	995
Other receivables	746	710
Derivative financial instruments	5,004	5,054
Prepayments	1,282	1,338
Defined benefit pension plan surpluses	1,704	1,738
	162,146	161,854
Current assets
Loans	169	168
Inventories	15,292	16,821
Trade and other receivables	26,234	29,261
Derivative financial instruments	7,753	8,510
Prepayments	2,966	3,050
Current tax receivable	283	377
Cash and cash equivalents	8,360	8,197
	61,057	66,384
Total assets	223,203	228,238
Current liabilities
Trade and other payables	31,031	33,644
Derivative financial instruments	7,983	8,977
Accruals	5,313	6,743
Finance debt	15,260	15,740
Current tax payable	2,957	3,144
Provisions	1,350	1,545
	63,894	69,793
Non-current liabilities
Other payables	3,080	3,080
Derivative financial instruments	6,054	6,271
Accruals	800	784
Finance debt	19,438	17,464
Deferred tax liabilities	16,177	16,198
Provisions	12,417	12,108
Defined benefit pension plan and other post-retirement benefit plan deficits	10,164	10,431
	68,130	66,336
Total liabilities	132,024	136,129
Net assets	91,179	92,109
Equity
BP shareholders' equity	90,473	91,303
Minority interest	706	806
	91,179	92,109

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Condensed group cash flow statement

	First	Fourth	First
	quarter	quarter	quarter
	2009	2008	2008
$ million
Operating activities
Profit (loss) before taxation	4,130	(3,914)	11,404
Adjustments to reconcile profit before taxation to net cash
provided by operating activities
Depreciation, depletion and amortization and
exploration expenditure written off	2,849	2,759	2,966
Impairment and (gain) loss on sale of businesses and fixed assets	56	1,460	(885)
Earnings from equity-accounted entities, less dividends received	(252)	1,779	187
Net charge for interest and other finance expense, less net
interest paid	89	(81)	(118)
Share-based payments	86	93	65
Net operating charge for pensions and other post-retirement benefits,
less contributions and benefit payments for unfunded plans	26	(322)	117
Net charge for provisions, less payments	281	(185)	(165)
Movements in inventories and other current and non-current
assets and liabilities (a)	32	6,945	(717)
Income taxes paid	(1,725)	(2,915)	(1,960)
Net cash provided by operating activities	5,572	5,619	10,894
Investing activities
Capital expenditure	(4,817)	(5,762)	(4,435)
Acquisitions, net of cash acquired	-	(186)	-
Investment in jointly controlled entities	(103)	(202)	(366)
Investment in associates	(47)	(60)	(4)
Proceeds from disposal of fixed assets	311	218	276
Proceeds from disposal of businesses, net of cash disposed	-	11	-
Proceeds from loan repayments	117	163	122
Other	47	-	-
Net cash (used in) provided by investing activities	(4,492)	(5,818)	(4,407)
Financing activities
Net issue (repurchase) of shares	35	64	(889)
Proceeds from long-term financing	4,619	4,732	2,177
Repayments of long-term financing	(2,580)	(1,565)	(537)
Net increase (decrease) in short-term debt	(182)	1,973	(3,424)
Dividends paid - BP shareholders	(2,619)	(2,619)	(2,554)
- Minority interest	(111)	(193)	(36)
Net cash (used in) provided by financing activities	(838)	2,392	(5,263)
Currency translation differences relating to cash and
cash equivalents	(79)	(138)	34
Increase (decrease) in cash and cash equivalents	163	2,055	1,258
Cash and cash equivalents at beginning of period	8,197	6,142	3,562
Cash and cash equivalents at end of period	8,360	8,197	4,820
(a) Includes
Inventory holding (gains) losses	(254)	8,788	(1,326)
Fair value (gain) loss on embedded derivatives	(186)	(1,562)	690

          Inventory holding gains and losses and fair value gains and losses on embedded derivatives are also included within profit (loss) before taxation

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Capital expenditure and acquisitions

	First	Fourth	First
	quarter	quarter	quarter
	2009	2008	2008
$ million
By business
Exploration and Production
US	1,670	2,091	1,215
Non-US (a)	2,035	2,755	4,787
	3,705	4,846	6,002
Refining and Marketing
US (a)	567	774	2,297
Non-US	226	832	371
	793	1,606	2,668
Other businesses and corporate
US	56	432	267
Non-US	41	111	108
	97	543	375
	4,595	6,995	9,045
By geographical area
US (a)	2,293	3,297	3,779
Non-US (a)	2,302	3,698	5,266
	4,595	6,995	9,045
Included above:
Acquisitions and asset exchanges(a)	-	226	1,964

(a)

First quarter 2008 includes capital expenditure of $2,848 million in Exploration and Production and an asset exchange of $1,793 million in Refining and Marketing relating to the formation of an integrated North American oil sands business.

Exchange rates

	First	Fourth	First
	quarter	quarter	quarter
	2009	2008	2008
US dollar/sterling average rate for the period	1.43	1.57	1.98
US dollar/sterling period-end rate	1.42	1.44	1.99
US dollar/euro average rate for the period	1.30	1.31	1.50
US dollar/euro period-end rate	1.32	1.41	1.58

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Analysis of replacement cost profit before interest and tax and reconciliation to profit before taxation(a)

	First	Fourth	First
	quarter	quarter	quarter
	2009	2008	2008
$ million
By business
Exploration and Production
US	1,143	1,299	3,085
Non-US	3,177	3,457	6,987
	4,320	4,756	10,072
Refining and Marketing
US	308	(735)	154
Non-US	782	1,151	1,095
	1,090	416	1,249
Other businesses and corporate
US	(279)	(277)	(152)
Non-US	(482)	(403)	(61)
	(761)	(680)	(213)
	4,649	4,492	11,108
Consolidation adjustment	(405)	633	(784)
Replacement cost profit before interest and tax(b)	4,244	5,125	10,324
Inventory holding gains (losses)(c)	254	(8,788)	1,326
Profit (loss) before interest and tax	4,498	(3,663)	11,650
Finance costs	318	369	406
Net finance expense (income) relating to pensions
and other post-retirement benefits	50	(118)	(160)
Profit (loss) before taxation	4,130	(3,914)	11,404

Replacement cost profit before interest and tax
By geographical area
US	854	371	2,621
Non-US	3,390	4,754	7,703
	4,244	5,125	10,324

(a)

IFRS requires that the measure of profit or loss disclosed for each operating segment is the measure that is provided regularly to the chief operating decision maker for the purposes of performance assessment and resource allocation. For BP, this measure of profit or loss is replacement cost profit before interest and tax. In addition, a reconciliation is required between the total of the operating segments' measures of profit or loss and the group profit or loss before taxation.

(b)

Replacement cost profit reflects the replacement cost of supplies. The replacement cost profit for the period is arrived at by excluding from profit inventory holding gains and losses and their associated tax effect. Replacement cost profit for the group is not a recognized GAAP measure.

(c)

Inventory holding gains and losses represent the difference between the cost of sales calculated using the average cost to BP of supplies incurred during the period and the cost of sales calculated on the first-in first-out (FIFO) method including any changes in provisions where the net realizable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting, the cost of inventory charged to the income statement is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed represent the difference between the charge to the income statement on a FIFO basis (and any related movements in net realizable value provisions) and the charge that would arise using average cost of supplies incurred during the period. For this purpose, average cost of supplies incurred during the period is calculated by dividing the total cost of inventory purchased in the period by the number of barrels acquired. The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions.

Management believes this information is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due principally to changes in oil prices as well as changes to underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of oil price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, BP's management believes it is helpful to disclose this information.

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Non-operating items(a)

	First	Fourth	First
	quarter	quarter	quarter
	2009	2008	2008
$ million
Exploration and Production
Impairment and gain (loss) on sale of businesses and fixed assets	73	(1,180)	21
Environmental and other provisions	-	-	-
Restructuring, integration and rationalization costs	(1)	(7)	(44)
Fair value gain (loss) on embedded derivatives	243	1,505	(684)
Other	(4)	(74)	331
	311	244	(376)
Refining and Marketing
Impairment and gain (loss) on sale of businesses and fixed assets	(21)	(114)	814
Environmental and other provisions	-	(2)	-
Restructuring, integration and rationalization costs	(263)	(104)	(205)
Fair value gain (loss) on embedded derivatives	(57)	57	-
Other	(9)	-	-
	(350)	(163)	609
Other businesses and corporate
Impairment and gain (loss) on sale of businesses and fixed assets	(108)	(166)	50
Environmental and other provisions	(75)	(41)	-
Restructuring, integration and rationalization costs	(71)	(91)	(58)
Fair value gain (loss) on embedded derivatives	-	-	(6)
Other	(67)	(3)	(67)
	(321)	(301)	(81)

Total before taxation	(360)	(220)	152
Taxation credit (charge)(b)	135	97	(56)
Total after taxation for period	(225)	(123)	96

(a)	An analysis of non-operating items by region is shown on pages 5, 7 and 8.
(b)	Tax is calculated using the quarter's effective tax rate on replacement cost profit .

Non-operating items are charges and credits arising in consolidated entities that BP discloses separately because it considers such disclosures to be meaningful and relevant to investors. These disclosures are provided in order to enable investors better to understand and evaluate the group's financial performance.

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Non-GAAP information on  f air value accounting effects

$ million	First	Fourth	First
	quarter	quarter	quarter
	2009	2008	2008
Favourable (unfavourable) impact relative to
management's measure of performance
Exploration and Production	158	253	(259)
Refining and Marketing	(109)	(65)	101
	49	188	(158)
Taxation credit (charge)(a)	(18)	(83)	58
	31	105	(100)

(a)	Tax is calculated using the quarter's effective tax rate on replacement cost profit .

BP uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products as well as certain contracts to supply physical volumes at future dates. Under IFRS, these inventories and contracts are recorded at historic cost and on an accruals basis respectively. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in income because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories and contracts are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement from the time the derivative commodity contract is entered into on a fair value basis using forward prices consistent with the contract maturity.

IFRS requires that inventory held for trading be recorded at its fair value using period end spot prices whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices resulting in measurement differences.

BP enters into contracts for pipelines and storage capacity that, under IFRS, are recorded on an accruals basis. These contracts are risk-managed using a variety of derivative instruments which are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.

The way that BP manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. BP calculates this difference for consolidated entities by comparing the IFRS result with management's internal measure of performance, under which the inventory and the supply and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period. We believe that disclosing management's estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole. The impacts of fair value accounting effects, relative to management's internal measure of performance, are shown in the table above.

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Realizations and marker prices

	First	Fourth	First
	quarter	quarter	quarter
	2009	2008	2008

Average realizations(a)
Liquids ($/bbl) (b)
US	39.47	59.95	87.57
Europe	47.59	36.52	95.65
Rest of World	40.89	49.70	92.04
BP Average	41.26	52.09	90.92
Natural gas ($/mcf)
US	3.38	3.89	6.73
Europe	5.56	8.91	7.99
Rest of World	3.41	4.94	4.97
BP Average	3.63	5.08	5.88
Average oil marker prices ($/bbl)
Brent	44.46	55.48	96.71
West Texas Intermediate	43.20	59.13	97.86
Alaska North Slope	45.40	56.70	96.53
Mars	43.83	53.84	90.89
Urals (NWE- cif)	43.65	54.58	93.35
Russian domestic oil	19.54	20.01	46.86
Average natural gas marker prices
Henry Hub gas price ($/mmbtu) (c)	4.91	6.95	8.03
UK Gas - National Balancing Point (p/therm)	46.80	57.16	52.94

(a)	Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.
(b)	Crude oil and natural gas liquids.
(c)	Henry Hub First of Month Index.

Cautionary statement: The foregoing discussion contains forward-looking statements particularly those regarding capital expenditure, production, phasing of production, environment for marketing and petrochemicals, refining margins, refinery availability and refinery maintenance. By their nature, forward-looking statements involve risk and uncertainty and actual results may differ from those expressed in such statements depending on a variety of factors including the following: the timing of bringing new fields onstream; industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed in this Announcement. For more information you should refer to our Annual Report and Accounts 2008 and our 2008 Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

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Notes

1. Basis of preparation

The interim financial information included in this report has been prepared in accordance with IAS 34 'Interim Financial Reporting'.

The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. All such adjustments are of a normal recurring nature. This report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2008 included in BP's Annual Report and Accounts 2008.

BP prepares its consolidated financial statements included within its Annual Report and Accounts on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the European Union (EU) and in accordance with the provisions of the Companies Act 1985. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, however, the differences have no impact on the group's consolidated financial statements for the periods presented. The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing the Annual Report and Accounts 2009, which do not differ significantly from those used in the Annual Report and Accounts 2008.

BP has adopted a new accounting standard, IFRS 8 'Operating Segments', with effect from 1 January 2009. The standard defines operating segments as components of an entity about which separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. It also sets out the required disclosures for operating segments. On adoption, there was no change to BP's segments that are separately reported but the segmental financial information is now based on measures as used by the chief operating decision maker. In particular, the segment measure of profit is replacement cost profit before interest and tax - see page 14 for further information. There was no effect on the group's reported income or net assets.

In addition, BP has adopted amendments to IAS 1 'Presentation of Financial Statements', also with effect from 1 January 2009. This requires separate presentation of owner and non-owner changes in equity by introducing the statement of comprehensive income - see page 10. The statement of recognized income and expense is no longer presented. Certain minor changes in the presentation of the statement of changes in equity were also made to comply with the revised standard - see page 10. There was no effect on the group's reported profit for the period or net assets.

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Notes

2. Sales and other operating revenues

	First	Fourth	First
	quarter	quarter	quarter
	2009	2008	2008
$ million
By business
Exploration and Production	12,343	15,294	22,922
Refining and Marketing	40,573	53,145	76,612
Other businesses and corporate	584	979	1,108
	53,500	69,418	100,642

Less: sales between businesses
Exploration and Production	5,800	7,184	12,219
Refining and Marketing	111	286	269
Other businesses and corporate	293	471	409
	6,204	7,941	12,897

Third party sales and other operating revenues
Exploration and Production	6,543	8,110	10,703
Refining and Marketing	40,462	52,859	76,343
Other businesses and corporate	291	508	699
Total third party sales and other operating revenues	47,296	61,477	87,745

By geographical area
US	17,580	21,772	31,693
Non-US	33,586	44,654	64,519
	51,166	66,426	96,212
Less: sales between areas	3,870	4,949	8,467
	47,296	61,477	87,745

3. Production and similar taxes

	First	Fourth	First
	quarter	quarter	quarter
	2009	2008	2008
$ million
US	79	227	544
Non-US	382	505	1,065
	461	732	1,609

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Notes

4. Earnings per share, shares in issue and shares repurchased

Basic earnings per ordinary share (EpS) amounts are calculated by dividing the profit for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The calculation of EpS is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly EpS amounts in any particular year-to-date period may not be equal to the EpS amount for the year-to-date period.

Prior to 2009, EpS amounts for the discrete quarterly periods were determined as the difference between the relevant year-to-date period amounts. The change in method of determination of the discrete quarterly EpS amounts does not have a significant effect and the comparative EpS amounts for 2008 have not been restated.

The weighted average number of shares outstanding excludes treasury shares and the shares held by the Employee Share Ownership Plans.

For the diluted EpS calculation the weighted average number of shares outstanding during the period is adjusted for number of shares that are potentially issuable in connection with employee share-based payment plans using the treasury stock method.

	First	Fourth	First
	quarter	quarter	quarter
	2009	2008	2008
$ million
Results for the period
Profit (loss) for the period attributable to BP shareholders	2,562	(3,344)	7,094
Less: preference dividend	-	1	-
Profit (loss) attributable to BP ordinary shareholders	2,562	(3,345)	7,094
Inventory holding (gains) losses, net of tax	(175)	5,931	(863)
RC profit attributable to BP ordinary shareholders	2,387	2,586	6,231

Basic weighted average number of shares outstanding
(thousand)(a)	18,720,354	18,713,465	18,875,611
ADS equivalent (thousand)(a)	3,120,059	3,118,911	3,145,935

Weighted average number of shares outstanding used to
calculate diluted earnings per share (thousand)(a)	18,920,515	18,881,698	19,045,320
ADS equivalent (thousand)(a)	3,153,419	3,146,950	3,174,220

Shares in issue at period-end (thousand)(a)	18,724,785	18,716,098	18,877,537
ADS equivalent (thousand)(a)	3,120,798	3,119,350	3,146,256

Shares repurchased in the period (thousand)	-	-	90,966

(a)	Excludes treasury shares and the shares held by the Employee Share Ownership Plans and includes certain shares that will be issuable in the future under employee share plans.

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Notes

5. Analysis of changes in net debt

	First	Fourth	First
	quarter	quarter	quarter
	2009	2008	2008
$ million
Opening balance
Finance debt	33,204	28,300	31,045
Less: Cash and cash equivalents	8,197	6,142	3,562
Less: FV asset (liability) of hedges related to finance debt	(34)	149	666
Opening net debt	25,041	22,009	26,817

Closing balance
Finance debt	34,698	33,204	29,871
Less: Cash and cash equivalents	8,360	8,197	4,820
Less: FV asset (liability) of hedges related to finance debt	(323)	(34)	1,234
Closing net debt	26,661	25,041	23,817
Decrease (increase) in net debt	(1,620)	(3,032)	3,000

Movement in cash and cash equivalents
(excluding exchange adjustments)	242	2,193	1,224
Net cash outflow (inflow) from financing
(excluding share capital)	(1,857)	(5,140)	1,784
Other movements	7	(7)	(7)
Movement in net debt before exchange effects	(1,608)	(2,954)	3,001
Exchange adjustments	(12)	(78)	(1)
Decrease (increase) in net debt	(1,620)	(3,032)	3,000

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Notes

6. TNK-BP operational and financial information

	First	Fourth	First
	quarter	quarter	quarter
	2009	2008	2008
Production (Net of royalties) (BP share)
Crude oil (mb/d)	822	827	818
Natural gas (mmcf/d)	642	621	512
Total hydrocarbons (mboe/d)(a)	933	934	906
$ million
Income statement (BP share)
Profit (loss) before interest and tax (b)	419	(992)	1,209
Finance costs	(68)	(72)	(76)
Taxation	(185)	342	(331)
Minority interest	(32)	40	(58)
Net income	134	(682)	744
Cash flow
Dividends received	-	640	1,200

Balance sheet	31 March	31 December
	2009	2008
Investments in jointly controlled entities	-	8,939
Investments in associates	9,026	-

(a)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
(b)	The loss in the fourth quarter reflected the impact of the calculation lag on Russian export duties in the falling price environment and several asset impairments.

Our investment in TNK-BP has been reclassified from a jointly controlled entity to an associate with effect from 9 January 2009, the date that BP finalized a revised shareholder agreement with its Russian partners in TNK-BP, Alfa Access-Renova (AAR). The formerly evenly balanced main board structure has been replaced by one with four representatives each from BP and AAR, plus three independent directors. The change in accounting classification from a jointly controlled entity to an associate reflects the ability of the independent directors of TNK-BP to decide on certain matters in the event of disagreement between the shareholder representatives on the board. The group's investment continues to be accounted for using the equity method.

7. Inventory valuation

Due to falling oil prices a provision of $1,412 million was held at 31 December 2008 to write inventories down to their net realizable value. The net movement in the provision during the first quarter of 2009 was a decrease of $1,163 million (fourth quarter of 2008 was an increase of $168 million).

8. Second-quarter results

BP's second-quarter results will be announced on 28 July 2009.

9. Statutory accounts

The financial information shown in this publication, which was approved by the Board of Directors on 27 April 2009, is unaudited and does not constitute statutory financial statements. The 2008 BP Annual Report and Accounts have been filed with the Registrar of Companies; the report of the auditors on those accounts was unqualified and did not contain a statement under section 237(2) or section 237(3) of the Companies Act 1985.

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Contacts

	London	United States
Press Office	Roddy Kennedy	Ronnie Chappell
	+44 (0)20 7496 4624	+1 281 366 5174
Investor Relations	Fergus MacLeod	Rachael MacLean
	+44 (0)20 7496 4717	+1 281 366 6766

http://www.bp.com/investors

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 28 April 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary